FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 15, 2003

Commission File Number: 001-14404

Telefónica del Perú
(Translation of registrant's name into English)

Avenida Arequipa 1155
Santa Beatriz, Lima, Perú
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]                Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_]                 No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_]                 No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [_]                 No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Letter to the CONASEV dated January 8, 2003, informing them of the elimination of the monthly charges for the local fixed telephony service.	3

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2003	Telefónica del Perú

By:	/s/ Julia Maria Valentin
Name: Julia Maria Valentin Title: General Counsel

Item 1

TRANSLATION

GGR-135-A-008/2002
Lima, January 8, 2002

Messers.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES (CONASEV)
Lima.-

Ref: Other Communications

Dear Sirs,

According to the Peruvian Regulations of Key Events, Private Information and Other Communications approved by the Resolution of CONASEV No. 107-2002-EF/94.10, we, herewith, enclose you the communication sent to the public in general by Telefónica del Perú S.A.A. regarding the proposed law approved by Congress that eliminates the monthly charge for the local fixed telephony service.

Sincerely yours,

Julia Maria Morales Valentin
General Council and Secretary
Telefonica del Peru S.A.A.

Telefónica del Perú S.A.A.
Communication to the Public in General

The Peruvian Congress has approved the bill that eliminates the rent charged for local fixed telephony service on a monthly basis.

Telefónica del Perú informs its clients, institutions, authorities and public in general the following:

1.	The monthly charge is specifically set in the concession contracts entered into by and between Telefónica and the Peruvian Government (clause 9, section 9.01, literal (a), number (i)). This monthly payment constitutes a principal recognized by international regulation and is charged by companies that provide local fixed telephony services.

2.	The terms and conditions of the concession contract were settled by the Peruvian Government as part of the basis of the telecommunication privatization. Therefore, it became a basic element for the valuation made by the investors who participated in the public bid.

3.	The concession contract constitutes "contract law" whose terms "cannot be modified by any law or other regulations of any class" (art. 62 of the Peruvian Constitution).

4.	Telefónica is respectful of the laws in force and, consequently, will apply to all the local and international forums to ensure that the contract law is respected.

Lima, January 8, 2003